Exhibit 99.1

Mobileye Announces Second Quarter 2014 Financial Results

•	Total revenue of $33.7 million, up 91% year-over-year
•	Non-GAAP Net Income of $11.2 million, representing year-over-year growth of 73%
•	Non-GAAP fully diluted EPS of $0.05
•	Free cash flow of $20.0 million

Jerusalem, Israel – September 4, 2014 – (NYSE: MBLY) – Mobileye N.V., the global leader in the design and development of camera-based Advanced Driver Assistance Systems, today announced financial results for the second quarter ended June 30, 2014.

“The second quarter results highlight the strength of our unique business model. Our strong revenue growth was driven by continued robust market demand resulting from the ongoing move toward regulating ADAS as well as the value proposition of our innovative solution, which bundles multiple applications into a single package,” stated Ziv Aviram, co-founder, president and chief executive officer of Mobileye. “The completion of our initial public offering was an important milestone for us. Mobileye now has enhanced resources to continue executing its growth strategy and further extending its technology leadership position and penetration with OEMs. Looking forward, we have numerous opportunities to continue to drive growth, including creating new and enhanced applications to capitalize on the advantages of our complex technology. Longer term, our position in the market will enable us to benefit significantly from the large and growing semi-autonomous and autonomous driving trend.”

Second Quarter 2014 Financial Highlights

•	Revenue: Total revenue for the second quarter of 2014 was $33.7 million, an increase of 91% compared to $17.7 million in the prior-year period. Within total revenue, original equipment manufacturing (OEM) revenue was $28.8 million, an increase of 115% compared to $13.4 million in the prior-year period. After market (AM) revenue contributed the remaining $4.9 million of total revenue for the second quarter of 2014 compared to $4.3 million in the prior-year period, an increase of 14%.

•	Net Income and earnings per share: GAAP net income for the second quarter of 2014 was $0.2 million or approximately break-even on a per class A share basis. This compares to GAAP net income of $4.0 million, or $0.02 per class A share during the second quarter of 2013. GAAP results included share-based compensation expense of $11.0 million for the second quarter of 2014 and $2.4 million for the second quarter of 2013.

Non-GAAP net income for the second quarter of 2014 was $11.2 million or $0.05 per share based on 216.5 million weighted average diluted shares outstanding (reflecting the conversion of all class shares to ordinary shares). This compares to non-GAAP net income of $6.4 million, or $0.03 per share based on 198.7 million weighted average diluted shares outstanding during the second quarter of 2013. Non-GAAP net income excludes share-based compensation expenses (reflecting the conversion of all class shares to ordinary shares).

•	Cash and Cash Flow: As of June 30, 2014, Mobileye had cash, cash equivalents and short-term investments of $149.0 million, compared to $124.4 million as of December 31, 2013. Subsequent to the end of the quarter, Mobileye closed its initial public offering (IPO) on August 6, 2014, which generated net proceeds of $193.7 million.

The company generated $23.4 million in net cash from operating activities for the second quarter of 2014 compared to generating $4.7 million during the second quarter of 2013. The company generated $20.0 million in free cash flow for the second quarter of 2014 compared to $3.4 million during the comparable second quarter of 2013 mainly as a result of the increase in revenue as described above. Free cash flow represents net cash provided by operating activities minus capital expenditures.

A reconciliation of the non-GAAP financial measures to GAAP measures has been provided in the financial tables included in this press release. An explanation of the non-GAAP financial measures and how they are calculated is included below under the heading “Non-GAAP Financial Measures.”

Quarterly Conference Call

Mobileye will host a conference call at 8:00 a.m. Eastern Daylight Time (U.S. time) today (Thursday, September 4, 2014) to review the company’s financial results for the second quarter ended June 30, 2014 and to provide guidance for the balance of fiscal year 2014. A live Webcast of the conference call will be accessible from the Investor Relations section of Mobileye’s website at http://ir.mobileye.com. An archive of the Webcast will be available through December 4, 2014.

About Mobileye

Mobileye N.V. is the global leader in the design and development of software and related technologies for camera-based Advanced Driver Assistance Systems. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Mobileye’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items, as well as to identify and read traffic signs and traffic lights. Our products are integrated into car models from 20 global automakers including BMW, Ford, General Motors, Nissan and Volvo. Our products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on our current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause our actual results to differ materially from any forward looking statement, including the risk factors and other matters set forth in Mobileye’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 for the IPO. Mobileye undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Non-GAAP Financial Measures

We have provided in this release financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors as a supplement to GAAP measures. We believe that these non-GAAP financial measures also provide additional tools for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or considered as an alternative to, operating income (loss), net income (loss), earnings per share or any other measure of financial performance calculated and presented in accordance with GAAP. Our non-GAAP measure may not be comparable to similarly titled measures of other organizations because other organizations may not calculate non-GAAP measures in the same manner. You are encouraged to evaluate these adjustments and the reason we consider them appropriate. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below in this press release.

Non-GAAP net income (loss). To arrive at our non-GAAP net income (loss), we exclude share-based compensation expense from our GAAP net income (loss). We believe that this non-GAAP measure is useful to investors in evaluating our operating performance for the following reasons:

•	We believe that elimination of share-based compensation expense is appropriate because treatment of this item may vary for reasons unrelated to our overall operating performance;
•	We use this non-GAAP measure in conjunction with our GAAP financial measure for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and
•	We believe that this non-GAAP measure provides better comparability with our past financial performance, facilitates better period-to-period comparisons of operational results and may facilitate comparisons with similar companies, many of which may also use similar non-GAAP financial measures to supplement their GAAP reporting.

Non-GAAP EPS. To arrive at our non-GAAP EPS, we divided the non-GAAP net income by the sum of the number of our outstanding ordinary shares during the relevant period and the number of ordinary shares resulting from the conversion of all of our outstanding class shares into ordinary shares with no liquidation preferences on a one-to-one basis as set forth in our articles of association. Subsequent to June 30, 2014, immediately prior to our IPO on August 1, 2014, all outstanding class shares were so converted into ordinary shares.

Free cash flow. We define free cash flow as net cash provided by operating activities minus capital expenditures. Free cash flow is important to reflect the cash that can allow us to pursue business strategies and opportunities and fulfill our goals. A limitation of using free cash flow versus the GAAP measure of net cash provided by operating activities as a means for evaluating our company is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement.

From time to time, we may also provide guidance regarding projected Non-GAAP Net Income (Loss) on an aggregate and per share basis. We cannot provide a reconciliation of our projected non-GAAP Net Income (Loss) to projected GAAP Net Income (Loss) for any future period due to the fluctuations of our stock price and lack of any historical stock price information due to our recent IPO, which impact share based compensation. Therefore, the information necessary for a quantitative reconciliation is not available to us without unreasonable efforts.

Company Contact:

Yonah Lloyd

Chief Communications Officer / SVP Business Development

yonah.lloyd@mobileye.com

Phone:  +972-2-541-7367

TABLE – 1

MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2014	2013	2014	2013
Revenue	$69,302	$29,395	$33,653	$17,657
Cost of revenue	17,375	7,719	8,565	4,506

Gross profit	51,927	21,676	25,088	13,151

Operating costs and expenses

Research and development, net	16,785	9,610	8,164	5,004
Sales and marketing	5,462	7,215	2,620	2,325
General and administrative	41,525	4,398	10,674	2,107

Total operating expenses	63,772	21,223	21,458	9,436

Operating income (loss)	(11,845)	453	3,630	3,715

Interest income	718	593	333	242
Financial income, net	33	722	319	186

Profit (loss) before taxes on income	(11,094)	1,768	4,282	4,143

Taxes on income	8,276	311	4,093	119

Net income (loss) for the period	$(19,370)	$1,457	$189	$4,024

Basic and diluted income (loss) per share:
Amount allocated to participating shareholders	-	(1,152)	(159)	(3,182)
Net income (loss) applicable to Class A shares	(19,370)	305	30	842
Basic and Diluted	$(0.60)	$0.01	$0.00	$0.02

Weighted average number of Class A shares
Basic and Diluted	32,071	40,191	32,071	40,191

TABLE – 2

MOBILEYE N.V.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME

(in thousands, except per share data)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2014	2013	2014	2013

GAAP net income (loss) as reported	$(19,370)	$1,457	$189	$4,024

Non-GAAP adjustment
Expenses recorded for Stock based compensation
Cost of revenues	15	-	7	-
Research and development	2,359	718	1,089	310
Sales and marketing	1,803	4,268	723	729
General and administrative	38,969	1,935	9,154	1,386
Total adjustment	43,146	6,921	10,973	2,425

Non-GAAP net income	23,776	8,378	11,162	6,449

Non-GAAP net income (loss) per share
Basic	$0.12	$0.04	$0.06	$0.03
Diluted	$0.11	$0.04	$0.05	$0.03

Weighted average number of shares (in thousands)
Basic	202,513	191,986	202,513	191,986
Diluted	213,941	198,690	216,485	198,691

TABLE – 3

MOBILEYE N.V.

RECONCILIATION OF GAAP NET CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOWS

(U.S. dollars in thousands)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2014	2013	2014	2013

GAAP net cash from operating activities as reported	$28,395	$4,668	$23,360	$4,673

Capital Expenditures	(3,456)	(1,726)	(3,374)	(1,284)
Free Cash Flow	24,939	2,942	19,986	3,389

TABLE – 4

MOBILEYE N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2014	2013
Assets
Current assets
Cash and cash equivalents	$92,684	$72,560
Short-term deposits	2,531	5,006
Marketable securities	53,744	46,718
Restricted cash	78	78
Trade account receivables, net	20,971	12,490
Inventories	15,592	11,354
Other current assets	6,253	7,025
Total current assets	191,853	155,231

Long-term assets
Property, plant and equipment	8,476	5,697
Funds in respect of employee rights upon retirement	7,775	6,962
Other assets	554	338
Total long-term assets	16,805	12,997

Total assets	$208,658	$168,228
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$19,262	$11,096
Employee related accrued expenses	3,924	3,338
Other current liabilities	3,209	1,441
Total current liabilities	26,395	15,875

Long-term liabilities
Liability in respect of employee rights upon retirement	9,346	8,313
Long-term liabilities	5,476	1,402
Total long-term liabilities	14,822	9,715

Total liabilities	41,217	25,590

Shareholders’ equity

Share capital	2,350	2,350
(Immediately prior to our IPO, all classes of shares were converted to ordinary shares on a 1:1 basis and 8,325,000 new ordinary shares were issued in the IPO. Post IPO there are no class shares and 212,301,196 ordinary shares issued and outstanding)

Additional paid-in capital	284,350	240,563
Accumulated other comprehensive income	998	612
Accumulated deficit	(120,257)	(100,887)
Total shareholders’ equity	167,441	142,638

Total liabilities and shareholders’ equity	$208,658	$168,228

TABLE – 5

MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (U.S. dollars in thousands)

	For the six months ended		For the three months ended
	June 30,		June 30,
	2014	2013	2014	2013
Cash flows from operating activities
Net income (loss) for the period	$(19,370)	$1,457	$189	$4,024
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	1,179	790	663	424
Exchange rate differences on cash and cash equivalents	134	(60)	25	(83)
Liability in respect of employee rights upon retirement	1,033	827	665	381
Loss (gain) and exchange rate differences from marketable securities	41	(576)	(189)	(140)
Loss from sale of property and equipment	-	22	-	22
Share-based compensation	43,146	6,921	10,973	2,425
Changes in asset and liabilities:
Trade accounts receivables, net	(8,481)	(4,698)	122	(5,254)
Other current assets	1,075	(866)	32	1,029
Inventories	(4,238)	(661)	(3,711)	(347)
Other long-term assets	(216)	(87)	(134)	(60)
Trade payables and accrued expenses	7,664	925	10,437	1,641
Employee-related accrued expenses	586	415	206	262
Other current-liabilities	1,768	150	1,906	343
Long-term liabilities	4,074	109	2,176	6
Net cash from operating activities	28,395	4,668	23,360	4,673

Cash flows from investing activities
Investment in short-term deposits	(33,146)	(6,883)	(156)	(6,664)
Proceeds from short-term deposits	35,621	9,531	11,461	7,233
Proceeds from maturities / sales of marketable securities	11,975	10,741	7,763	3,738
Purchase of marketable securities	(18,656)	(4,599)	(9,818)	(1,856)
Funds in respect of employee right upon retirement	(813)	(679)	(526)	(330)
Purchase of property and equipment	(3,456)	(1,726)	(3,374)	(1,284)
Net cash from (used in) investing activities	(8,475)	6,385	5,350	837

Cash flows from financing activities
Issuance expenses	(303)	(140)	(303)	(140)
Exercise of options	641	149	28	73
Net cash from (used in) financing activities	338	9	(275)	(67)

Exchange rate differences on cash and cash equivalents	(134)	60	(25)	83

Increase in cash and cash equivalents	20,124	11,122	28,410	5,526
Balance of cash and cash equivalents at the beginning of the period	72,560	14,979	64,274	20,575
Balance of cash and cash equivalents at the end of the period	$92,684	$26,101	$92,684	$26,101

Supplementary information on activities not involving cash flow:
Income taxes paid	$269	$336	$92	$144
Non cash purchase of property and equipment	$502	$427